WOODLANDS SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31,2016

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 232,376
Total capital and allowable subordinated liabilities	232,376
Deductions and/or charges	
Nonallowable assets:	(68,038)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	164,338
Haircuts on securities	(2,290)
Net capital	$ 162,048
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,759
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 157,048
Ratio: Aggregate indebtedness to net capital	.35 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2016, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.